Exhibit (a)(11)

Rogers Wireless successful in tender offers to acquire Microcell

Combination of Rogers Wireless and Microcell creates Canada’s largest wireless carrier serving approximately 5.5 million customers from coast to coast;

Rogers Wireless becomes Canada’s only wireless carrier operating on the Global Standard GSM/GPRS technology

Toronto and Montréal, November 8, 2004 — Rogers Wireless Inc. (“RWI” or “Rogers Wireless”), a wholly-owned subsidiary of Rogers Wireless Communications Inc., announced today that the terms and conditions of its tender offers for the securities of Microcell Telecommunications Inc. (“Microcell”) have been satisfied with the necessary number of securities having been successfully tendered and regulatory approvals secured to complete the acquisition.

The acquisition of Microcell by Rogers Wireless creates Canada’s largest wireless carrier with the most extensive integrated wireless voice and data network in the country. With approximately 5.5 million customers and a nationwide network operating on the world standard GSM/GPRS technology, the combined company will offer consumers and businesses maximum coverage from coast to coast, an extensive portfolio of advanced wireless data services and devices, and the largest international roaming coverage of any wireless provider in Canada.

As a result of the successful tender offers, Rogers Wireless has taken up and accepted for payment approximately 181,721 Class A Restricted Voting shares, 28,389,649 Class B Non-Voting shares, 3,296,652 Warrants 2005 and 5,405,387 Warrants 2008, being all of the securities of Microcell validly tendered to the offers and not withdrawn prior to the 5:00 p.m. November 5, 2004 expiry time. The tendered securities represent approximately 96% of the outstanding Class A Restricted Voting shares, 92% of the outstanding Class B Non-Voting shares, 82% of the outstanding Warrants 2005 and 81% of the outstanding Warrants 2008.

“The combination of Rogers Wireless and Microcell creates Canada’s largest wireless provider serving approximately 5.5 million customers and positions us as an even stronger competitor,” said Ted Rogers, President and CEO, Rogers Communications. “Now, more than ever, wireless customers across the country can count on Rogers’ leadership in delivering innovative solutions and real choice in the Canadian communications market.”

“The new Rogers Wireless is an even stronger communications company, well positioned for continued profitable growth and committed to providing superior service and value to our customers,” said Nadir Mohamed, President and CEO, Rogers Wireless. “The new Rogers Wireless combines the nationwide strength of Rogers Wireless’ network and brand with Fido’s unique and well established brand and distribution channels. Together, we are now Canada’s only wireless provider operating on the world standard GSM technology platform – meaning faster access to a wider array of new devices and services and the ability to travel the world with a single handset.”

Microcell and Rogers Wireless subscribers can count on a seamless transition and significant benefits as the two companies are combined. Microcell subscribers will enjoy the availability of access to Rogers Wireless’ extensive network resulting in greatly expanded wireless coverage areas, especially outside of and between major urban centers, and will be able to continue using their existing wireless handsets and phone numbers. Both Rogers Wireless and Microcell customers will benefit from the combining of network assets which will provide for even greater coverage and quality.

As contemplated in the offers and as provided for under the compulsory acquisition provisions of the Canada Business Corporations Act, Rogers Wireless now intends to acquire the balance of the Microcell Class A Restricted Voting shares and Class B Non-Voting shares, each at C$35.00 per share, and also intends to acquire the balance of the Microcell Warrants 2005 and Warrants 2008, each at C$15.79 and C$15.01, respectively.

Please see the most recent management’s discussion and analysis (“MD&A”) of Rogers Wireless and Rogers Communications dated October 27, 2004, for a discussion of financing arrangements relating to this transaction. These MD&A’s are contained in the companies’ third quarter 2004 earnings results available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Rogers Wireless anticipates sharing its expectations around integration costs and synergy opportunities from combining the two companies when it provides its 2005 overall financial and operating guidance, early in 2005. The 2004 annual guidance that was issued for Rogers Wireless earlier this year did not assume the acquisition of Microcell and will not be applicable to the combined company following closing of the acquisition.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Microcell. Microcell’s shareholders are advised to read the offering documents and the directors’ circular regarding the offers referred to in this news release. The offering documents are available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

About Rogers:

Rogers Wireless operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS/EDGE network, the world standard for wireless communications technology. The combination of Rogers Wireless and Microcell will have 5.5 million wireless customers, and has offices in Canadian cities across the country. Rogers Wireless is a wholly-owned subsidiary of Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN), which is approximately 89% owned by Rogers Communications Inc.

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada’s largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada’s leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For Further Information (Investment Community):

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):

Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com